March 12, 2021

By EDGAR Submission

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Robert Shapiro and Doug Jones

Re:	The Walt Disney Company
Form 10-K for the Fiscal Year Ended October 3, 2020
Filed November 25, 2020
Form 10-Q for the Fiscal Quarter Ended January 2, 2021
Filed February 11, 2021
File No. 001-38842

Dear Mr. Shapiro and Mr. Jones:

We are in receipt of the letter, dated March 2, 2021, from the staff of the U.S. Securities and Exchange Commission with respect to the above-referenced filings by The Walt Disney Company. Per our communications with you, in order to ensure ample time to provide you with a thorough response, we anticipate providing a complete response to the comment letter no later than Tuesday, March 23, 2021.

If you have any questions regarding the foregoing or otherwise, please do not hesitate to contact me at the telephone number or email provided to you previously.

Sincerely,
/s/ Jolene E. Negre
Jolene E. Negre
Associate General Counsel and Assistant Secretary